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NEWS

Contact:

Herbert Lindo
516-741-1352
Fax: 516-741-7194
E-mail: Roulabette@aol.com
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FOR IMMEDIATE RELEASE

For:                                              Contact:
KENILWORTH SYSTEMS CORPORATION                    Herbert Lindo, President
54 Kenilworth Road                                (516)  741-1352
Mineola, N.Y.  11501
Tel: (516)  741-1352                              August 16, 2001
Fax: (516)  741-7194


KENILWORH SYSTEMS CORPORATION TO OFFER SIMULCASTS OF IN-PROGRESS CASINO TABLE GAMING WITH $.25 BETS FOR INTERACTIVE AT HOME ENTERTAINMENT.

Mineola, N.Y., August 16, 2001. Kenilworth Systems Corporation (OTC Pink Sheets:
KENS) reported today on Form 8-K that at its first annual meeting in 13 years held on August 13, 2001, the shareholders approved necessary reorganizational steps to meet 34 Act requirements following its emergence from Chapter 7 bankruptcy in September 1998.

Being able to wager along with live casino action for as little as a $.25 adds another dimension to home entertainment available through Interactive TV. Legislators and concerned citizens opposed to the spread of casino gambling via Internet gambling will agree that $.25 wagering, with strict daily, weekly and monthly limits imposed by state regulations may find our Project Roulabette more acceptable then the spread of Internet gambling.

Herbert Lindo, Chairman stated with the approval of the stock option plan, and an increase in the authorized number of shares of common stock and creation of a preferred stock we are now in a position to recruit experienced management and to attempt to obtain funding for "Project Roulabette."

We have requested advice from the Nevada Gaming Control Board on the permissibility of broadcasting live in-progress casino table games from well-established casinos in Las Vegas, under the existing horse/dog simulcast regulations. The Deputy Attorney General for gaming is awaiting a court review of a Louisiana court decision which seeks to interpret the relationship between Internet casino gaming and the "Wire Act." (Wire Act of 1961, 18 usc 1084). Although it is our belief that the transmission of wagering information or wagers, is not involved with, nor does it require a "wire communication facility," we are awaiting that ruling.

We believe that our simulcasting program is the perfect alternative to Internet gambling. Simulcasting has been in use in the United States since 1978 without federal intervention. It is a one way transmission of a TV picture to jurisdictions that have regulated gaming forums, such as lotteries, racing, OTB, etc. Our proposed "Project Roulabette" simulcast would have to be sanctioned by each state, (or foreign jurisdiction) under their respective regulatory framework. Enforcement becomes their responsibility, and not the responsibility of the casino operator that permits the simulcast. Of course, the state from which the simulcast originates can and should obtain assurances from the various state


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entities as to the minimum age of players, daily, weekly, monthly wagering limits (and foreclosure of identified compulsive gamblers) and that the way the games are played meet the transmitting state's regulations. If the simulcast originates in Nevada, the use of the simulcast by any recipient state that does not strictly enforce the Nevada type regulations causes the simulcast to be terminated. However, regulatory enforcement shifts entirely to the participating state.

Project Roulabette includes self-sufficient terminals that are comprised of a microprocessor based system, such as used in a personal computer (PC) with two
(2) monitors. One monitor displays the live in-progress casino table game play received via simulcast satellite TV broadcasts. The second is outfitted with a touch screen that allows a player to place wagers directly on the game displayed on the first monitor, a variable denomination bill acceptor and a bar code ticket dispenser. The terminals are contained within an attractive enclosure, (about the size of a typical slot machine). Each terminal will be able to manage various wagers, for example, from $.25 to $50 or the equivalent in most any currency. The Roulabette terminal can be placed in hotels, resorts, bars, racetracks, and other public gathering places throughout the industrialized world to receive the broadcast via a simple satellite dish antenna. There are more than ten (10) million slot machines played throughout the world. Roulabette offers an exciting alternative.

In our proposal to the Gaming Control Board, the State of Nevada would allow for the state to be paid a guaranteed annual fee plus a percentage of the net win worldwide. This would be a substantially greater amount than the state could ever receive from possibly hundreds of separate Internet websites.

We have filed a US patent application for "Project Roulabette" and have taken the steps necessary to give us the ability to protect our rights throughout the industrialized world. We, of course, can not guarantee that patents will be granted for any or all of our patent applications. Our best present knowledge is that the proposed "Project Roulabette" does not infringe presently existing patents.

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The forward-looking statements included in this news release are based on management's current expectations. In light of the assumptions and uncertainties inherent in forward-looking information, the inclusion of or any other person that the plans of the Company will be realized or that positive trends in financial results will occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, expectations or achievements expressed or implied by such forward-looking statements, including, among others, those risks, uncertainties and factors referenced from time to time as "risk factors and other considerations" in the Company's Form 10-K, 10-Q, 8-K, and other filings with the Securities and Exchange Commission Reports.